CORRESP

Triumph Group, Inc.

1550 Liberty Ridge Drive

Suite 100

Wayne, PA 19087
610-251-1000

January 7, 2010

Via EDGAR and Fax

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re:                               Triumph Group, Inc.

Registration Statement on Form S-4 (File No. 333-163300)

Ladies and Gentlemen:

Triumph Group, Inc. a Delaware corporation (the “Registrant”), the obligor under its 8% Senior Subordinated Notes due 2017 (the “Restricted Notes”), is registering an exchange offer (the “Exchange Offer”) pursuant to a Registration Statement on Form S-4 in reliance on the position of the staff of the Securities and Exchange Commission (the “Staff”) enunciated in the Exxon Capital Holdings Corporation (available May 13, 1988), Morgan Stanley & Co., Incorporated (available June 5, 1991) and Shearman & Sterling (available July 2, 1993) no-action letters.  The Registrant represents as follows:

(a)           The Registrant has not entered into any arrangement or understanding with any person to distribute the 8% Senior Subordinated Notes due 2017 (the “Exchange Notes”) to be received in the Exchange Offer and, to the best of the Registrant’s information and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in the ordinary course of its business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer.

(b)           In this regard, the Registrant will make each person participating in the Exchange Offer aware (through the Exchange Offer offer to exchange or otherwise) that if such person is participating in the Exchange Offer for the purpose of distributing the Exchange Notes to be acquired in the Exchange Offer, such person (i) cannot rely on the position of the Staff enunciated in the Exxon Capital Holdings Corporation no-action letter or interpretive letters to similar effect and (ii) must comply with registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with any secondary resale transaction.

(c)           The Registrant acknowledges that such a secondary resale transaction by such person participating in the Exchange Offer for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K under the Securities Act.

(d)           The Registrant will make each person participating in the Exchange Offer aware (through the Exchange Offer offer to purchase or otherwise) that any broker-dealer who holds Restricted Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Restricted Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act (as described in Shearman & Sterling no-action letter) in connection with any resale of the such Exchange Notes.

(e)           The Registrant represents that, with respect to any broker-dealer that participates in the Exchange Offer with respect to securities acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must confirm that it has not entered into any arrangement or understanding with the issuer or an affiliate of the issuer to distribute the Exchange Notes.

(f)            The Registrant will include in the letter of transmittal (or similar documentation) to be executed by an exchange offeree in order to participate in the Exchange Offer the following additional provisions:

(i)                                     If the exchange offeree is not a broker-dealer, an acknowledgment that it is not engaged in, and does not intend to engage in, a distribution of the Exchange Notes.

(ii)                                  If the exchange offeree is a broker-dealer holding Restricted Notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgment that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such Restricted Notes pursuant to the Exchange Offer; and a statement to the effect that by so acknowledging and by delivering a prospectus, such broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Very truly yours,

TRIUMPH GROUP, INC.

By:	/s/ M. David Kornblatt
M. David Kornblatt
Executive Vice President,
Chief Financial Officer and Treasurer